Exhibit 99.1

News Release

B2Gold Corp. to Acquire Oklo Resources Limited and its
Extensive Land Package near the Fekola Mine

Vancouver, May 26, 2022 - B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold”) is pleased to announce that it has entered into a definitive Scheme Implementation Agreement (“Agreement”) with Oklo Resources Limited (ASX: OKU) (“Oklo”) pursuant to which B2Gold has agreed to acquire 100% of the fully paid ordinary shares of Oklo (the “Oklo Shares”) in consideration for 0.0206 of a common share of B2Gold (each whole share, a “B2Gold Share”) and A$0.0525 in cash for each Oklo Share held (“Scheme Consideration”). The Scheme Consideration represents a purchase price of approximately A$0.1725 for each Oklo Share and values the transaction at approximately A$91.3 million (including up to approximately A$27.4 million cash consideration). The transaction as contemplated by the Agreement (the “Transaction”) will be implemented by way of a scheme of arrangement pursuant to Part 5.1 of the Australian Corporations Act 2001 (Cth) (“Scheme”). Upon implementation of the Scheme, in addition to the cash consideration, B2Gold expects to issue up to 10,754,284 B2Gold Shares to Oklo shareholders, representing approximately 1% of the B2Gold Shares on an undiluted basis.

The acquisition of Oklo is expected to provide B2Gold with an additional landholding of 1,405 km2 covering highly prospective greenstone belts in Mali, West Africa, including Oklo’s flagship Dandoko Project (550 km2). The Oklo properties are located on a subparallel, north-trending structure east of the prolific Senegal-Mali Shear Zone, approximately 25 kilometres from the Fekola Mine and approximately 25 kilometres from the Anaconda area, where B2Gold is currently conducting a 2022 Mali drill program of approximately 225,000 metres of drilling with a budget of US$35.5 million.

In March 2021, Oklo delivered an initial JORC 2012 compliant Measured and Indicated mineral resource estimate of 8.70 million tonnes at 1.88 grams per tonne (“g/t”) for 528,000 ounces of gold and an Inferred mineral resource estimate of 2.63 million tonnes at 1.67 g/t for 141,000 ounces of gold. The mineral resources are distributed across the Seko, Koko, Disse and Diabarou deposits, which all remain open and are expected to grow with ongoing exploration drilling both along strike and at depth. Significantly, B2Gold believes that approximately 65% of the resource is contained in soft oxidized material, which would be amenable to processing at B2Gold’s Fekola mill.

Board of Directors’ Approval and Recommendations

The Board of Directors of B2Gold has unanimously approved the Transaction, including, without limitation, the Scheme Consideration.

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The Board of Directors of Oklo considers the Scheme to be in the best interests of Oklo shareholders and has unanimously recommended the Scheme to Oklo Shareholder and recommends that all Oklo shareholders vote in favour of the proposed Scheme at the Scheme Meeting (as defined below), in both cases in the absence of a superior proposal or the independent expert appointed by Oklo (the “Independent Expert”) concluding that the Scheme is not in the best interests of Oklo shareholders. Subject to those same qualifications, each director of Oklo intends to vote (or cause to be voted) all Oklo Shares in which he or she has a Relevant Interest (as defined in the Agreement) in favour of the Scheme, representing approximately 3% of the issued and outstanding Oklo Shares, and any other scheme related matters at the meeting of the shareholders of Oklo (the “Scheme Meeting”).

Transaction Structure and Certain Terms of the Agreement

Pursuant to the Agreement, B2Gold has agreed to acquire all the fully paid Oklo Shares by way of the Scheme pursuant to which Oklo shareholders will receive 0.0206 B2Gold Shares and A$0.0525 in cash for each Oklo Share held. In addition, under the terms of the Agreement, Oklo is required to procure that all unvested Oklo options automatically vest, in accordance with their terms upon the Supreme Court of Western Australia (the “Court”) approving the Scheme. Oklo optionholders who exercise their Oklo options prior to the Scheme record date will be entitled to participate in the Scheme. Additionally, Oklo has entered into option cancellation deeds with certain Oklo optionholders pursuant to which their unexercised options will be cancelled with effect on implementation of the Scheme.

The Transaction, including without limitation, the Scheme, is subject to approval by the Court, the Oklo shareholders at the Scheme Meeting, together with other customary closing conditions. The Scheme is also conditional on, among other things, approval from the Malian Minister of Mines of the indirect transfer of ownership of certain mineral rights, and approval from the TSX and NYSE American, including in respect of the issuance and listing of new B2Gold Shares issuable pursuant to the Scheme.

A Scheme Booklet setting out the key terms of the Transaction, including the Scheme, the Independent Expert’s report and the reasons for the Oklo directors’ recommendation will be sent to all Oklo shareholders in due course. The Scheme Meeting to consider the Scheme is expected to be held in August 2022 and the Scheme is expected to be implemented in September 2022, subject to satisfaction of all conditions and receipt of all necessary approvals. The Scheme is conditional, among other things, upon approval by at least 75% of the number of votes cast, and more than 50% of the number of Oklo shareholders present and voting, at the Scheme Meeting.

The Agreement also contains customary deal protection mechanisms, including no shop and no talk provisions, matching and notification rights for B2Gold in the event of a competing proposal and a reimbursement fee payable by Oklo in specified circumstances.

Qualified Person

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under National Instrument 43-101, has reviewed and approved the information contained in this news release.

About B2Gold Corp.

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B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali, Colombia, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022.

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Randall Chatwin

SVP, Legal and Corporate Communications

604-681-8371
rchatwin@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 30, 2022 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding the Transaction, including, without limitation, the expected shareholding in B2Gold by B2Gold shareholders and former Oklo shareholders upon completion of the Scheme, the timing of the Oklo Shareholders’ Meeting, the completion of the Scheme, including receipt of all necessary regulatory approvals, including from the TSX and NYSE MKT, and the satisfaction of conditions; statements relating to the expected landholding in Mali following acquisition of Oklo and certain mineral resources being amenable to processing at B2Gold’s Fekola mill, and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 990,000 and 1,050,000 ounces in 2022. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic, the effectiveness of preventative measures and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, a non-essential travel ban, business continuity plans, and efforts to mitigate supply chain disruptions; escalation of travel restrictions on people or products and reductions in the ability of the Company to transport and refine doré; the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippine and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally, including in response to the COVID-19 outbreak; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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